Exhibit 99.5

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	6 March 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Performance Rights (PRs): Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in fully paid ordinary shares (Restricted Shares) held by CPU Share Plans Pty Limited as trustee under the Executive Incentive Scheme (EIS).
Date of change	2 May 2023
No. of securities held prior to change	Direct: 155,727 ordinary shares 106,488 PRs granted under the EIS Indirect: 165,147 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS.
Class	Ordinary
Number acquired	111,747 Restricted Shares under the EIS 64,013 PRs under the EIS
Number disposed	Nil

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Consideration is the provision of services under an executive employment agreement.

Estimated offer value of A$35.68 per share. The allocations of Restricted Shares and PRs were approved by shareholders at the company’s AGM on 28 April 2023.

No. of securities held after change	Direct: 155,727 ordinary shares 170,501 PRs under the EIS Indirect: 276,894 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

111,747 Restricted Shares and 64,013 PRs allocated on 2 May 2023 in accordance with the terms of the EIS and item 4 passed by shareholders at the 2023 Annual General Meeting (AGM) held on 28 April 2023.

The key terms of the Restricted Shares and PRs are set out in the Notice of Annual General Meeting 2023 and the 2022 Remuneration Report, which appears on pages 78 to 93 of the Annual Report 2022.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder	N/A
(if issued securities)
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011  Appendix 3Y Page 3